BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 4, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 4, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 4, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The   Company   announced   CEO   Clips,   a   series   of   2   minute   corporate   profiles   on

Canadian  companies,  will  feature  Teryl  Resources  Corp.  on  The  Biography  Channel

beginning August 2, 2010 at random throughout the week for the next 3 weeks.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 13th  day of   August    , 2010.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL RESOURCES TO BE FEATURED ON CEO CLIPS

AIRING ON THE BIOGRAPHY CHANNEL

For Immediate Release: August 4, 2010, Vancouver, BC – Teryl Resources Corp. (TSX Venture

Exchange: TRC.V, OTCBB: TRYLF) wishes to announce that CEO Clips, a series of 2 minute corporate profiles on Canadian companies, will feature Teryl Resources Corp. on The Biography Channel beginning

August 2, 2010 at random throughout the week for the next 3 weeks.  It can also be viewed online via this link: www.ceoclips.com/media/teryl.asx

In addition it will be posted on Yahoo Finance Canada, stockhouse.ca and MSN Finance as well as

www.ceoclips.com.

ABOUT THE BIOGRAPHY CHANNEL

"Over Half of Canadians in digital households watch The Biography Channel," Roper Report.  The

Biography Channel finished #1 in awareness, viewer ship and importance to the enjoyment of cable in a

Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 1.15 mil

Canadian homes.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by

Kinross  and Teryl  on  the  Gil  joint  venture  claims.  A USD$1.5  million  budget has  been  approved  for  2010.

The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold

Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit  interest  from  Kinross;

and  a  100%-interest  in  the  West  Ridge  property.  For  further  information  visit  the  Company’s  website  at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and  operations,

and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful  completion  of  new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,   delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased

competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the

Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States  Securities  and

Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-

looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of  proceeds,  that  the  Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether  written  or oral,  attributable  to  the  Company  or persons acting  on  its behalf are  expressly  qualified  in  their entirety  by  these  cautionary  statements.

Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the

Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United  States.  The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.  Securities

Act”) or any state  securities laws  and  may not be  offered  or sold  within  the  United  States or to  U.S. Persons unless registered  under the

U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.